                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11K


                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [FEE REQUIRED].
    For the fiscal year ended December 31, 1998.


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
    For the transition period from _____________ to ______________


COMMISSION FILE NUMBER: 0-24300


     A. Full title of the plan and address of the plan, if different from that of the issuer named below: NORRELL CORPORATION 401(K) RETIREMENT SAVINGS PLAN.


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: NORRELL CORPORATION, 3535 PIEDMONT ROAD, NE, ATLANTA, GA 30305.

                               NORRELL CORPORATION
                         401(K) RETIREMENT SAVINGS PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES
                        AS OF DECEMBER 31, 1998 AND 1997
                                  TOGETHER WITH
                                AUDITORS' REPORT

                               NORRELL CORPORATION

                         401(K) RETIREMENT SAVINGS PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1998 AND 1997





                                TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

         Statement of Net Assets Available for Benefits--December 31, 1998

         Statement of Net Assets Available for Benefits--December 31, 1997

         Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1998


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

         Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes--December 31, 1998

         Schedule II: Item 27d--Schedule of Reportable Transactions for the Year Ended December 31, 1998

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Norrell Corporation
401(k) Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the NORRELL CORPORATION 401(K) RETIREMENT SAVINGS PLAN as of December 31, 1998 and 1997 and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes as of December 31, 1998 does not disclose the number of units of certain of the Plan's investments. Also, the schedule of reportable transactions does not disclose the number of transactions for certain investments for the year ended December 31, 1998. Disclosure of this information is required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



Arthur Andersen LLP
Atlanta, Georgia
June 29, 1999

                               NORRELL CORPORATION

                         401(K) RETIREMENT SAVINGS PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                DECEMBER 31, 1998



                                                                                    PARTICIPANT-DIRECTED
                                                              ---------------------------------------------------------------------
                                                                                 CHARTER             FIDELITY        FIDELITY
                                                              PARTICIPANT       GUARANTEED             ASSET      ADVISOR GROWTH
                                                                 NOTES           LONG-TERM            MANAGER       OPPORTUNITY
                                                              RECEIVABLE          FUND                  FUND           FUND
                                                              -----------       ----------           ----------   --------------
ASSETS:
   Investments, at fair value (Note 1 and Schedule I):
      Common stock--Norrell Corporation                       $       0         $         0          $        0      $         0

      Investments in registered investment companies                  0                   0                   0                0
      Group Annuity Contracts:
         General contract with insurance company                      0           8,729,632                   0                0
         Pooled separate accounts                                     0                   0           2,473,182       11,726,247
      Participant notes receivable                               82,121                   0                   0                0
                                                              ---------         -----------          ----------      -----------
            Total investments                                    82,121           8,729,632           2,473,182       11,726,247
   Receivables:
      Employee contributions                                          0              45,315              25,818           51,630
      Employer contributions                                          0               6,751               3,494            7,234
                                                              ---------         -----------          ----------      -----------
NET ASSETS AVAILABLE FOR BENEFITS                             $  82,121         $ 8,781,698          $2,502,494      $11,785,111
                                                              =========         ===========          ==========      ===========





                                                                                        PARTICIPANT-DIRECTED
                                                                        -------------------------------------------------
                                                                          AMERICAN              WARBURG           LAZARD
                                                                          CENTURY-              PINCUS            SMALL
                                                                        20TH CENTURY         INTERNATIONAL         CAP
                                                                         ULTRA FUND           EQUITY FUND          FUND
                                                                        ------------         -------------       --------
ASSETS:
   Investments, at fair value (Note 1 and Schedule I):
      Common stock--Norrell Corporation                                  $        0          $        0          $      0

      Investments in registered investment companies                              0                   0                 0
      Group Annuity Contracts:
         General contract with insurance company                                  0                   0                 0
         Pooled separate accounts                                         3,906,194           2,100,673           787,421
      Participant notes receivable                                                0                   0                 0
                                                                         ----------          ----------          --------
            Total investments                                             3,906,194           2,100,673           787,421
   Receivables:
      Employee contributions                                                 34,006              13,138            11,405
      Employer contributions                                                  4,666               2,007             1,494
                                                                         ----------          ----------          --------
NET ASSETS AVAILABLE FOR BENEFITS                                        $3,944,866          $2,115,818          $800,320
                                                                         ==========          ==========          ========

                                                                                       PARTICIPANT-DIRECTED
                                                                -----------------------------------------------------------------
                                                                                  FIDELITY          FIDELITY
                                                                VANGUARD          RETIREMENT       INVESTMENT          FIDELITY
                                                                INDEX 500           MONEY            GRADE           INTERMEDIATE
                                                                  FUND            MARKET FUND       BOND FUND          BOND FUND
                                                                ---------         -----------      ----------        ------------
ASSETS:
   Investments, at fair value (Note 1 and Schedule I):
      Common stock--Norrell Corporation                         $        0          $      0          $     0          $     0
      Investments in registered investment companies             3,235,526           724,694           94,428           72,710
      Group Annuity Contracts:
         General contract with insurance company                         0                 0                0                0
         Pooled separate accounts                                        0                 0                0                0
      Participant notes receivable                                       0                 0                0                0
                                                                ----------          --------          -------          -------
            Total investments                                    3,235,526           724,694           94,428           72,710
   Receivables:
      Employee contributions                                        32,927             1,643            1,714            1,703
      Employer contributions                                         3,966                 0                0                0
                                                                ----------          --------          -------          -------
NET ASSETS AVAILABLE FOR BENEFITS                               $3,272,419          $726,337          $96,142          $74,413
                                                                ==========          ========          =======          =======

                                                                                       PARTICIPANT-DIRECTED
                                                                -----------------------------------------------------------------
                                                                                   FIDELITY
                                                                                   GROWTH AND                          FIDELITY
                                                                FIDELITY             INCOME            FIDELITY        BALANCED
                                                                   FUND               FUND            CONTRAFUND         FUND
                                                                ---------          ----------         ----------       ---------
ASSETS:
   Investments, at fair value (Note 1 and Schedule I):
      Common stock--Norrell Corporation                          $      0          $        0          $        0       $      0
      Investments in registered investment companies              791,188           1,285,610           1,142,298        252,957
      Group Annuity Contracts:
         General contract with insurance company                        0                   0                   0              0
         Pooled separate accounts                                       0                   0                   0              0
      Participant notes receivable                                      0                   0                   0              0
                                                                 --------          ----------          ----------       --------
            Total investments                                     791,188           1,285,610           1,142,298        252,957
   Receivables:
      Employee contributions                                        8,529              11,355               9,641          5,244
      Employer contributions                                            0                   0                   0              0
                                                                 --------          ----------          ----------       --------
NET ASSETS AVAILABLE FOR BENEFITS                                $799,717          $1,296,965          $1,151,939       $258,201
                                                                 ========          ==========          ==========       ========

                                                                                         PARTICIPANT-DIRECTED
                                                             --------------------------------------------------------------------
                                                                VALLEY                       CARSON        CARSON
                                                               TEMPORARY       CARSON        GROWTH        MONEY        NORRELL
                                                               SERVICES        GROWTH       AND INCOME     MARKET        STOCK
                                                                 FUNDS          FUNDS          FUNDS        FUND          FUND
                                                             -----------     -----------    ----------    --------     ----------
ASSETS:
   Investments, at fair value (Note 1 and Schedule I):
      Common stock--Norrell Corporation                      $         0     $         0    $       0     $      0     $5,451,550

      Investments in registered investment companies             241,567       1,213,150      220,742       27,361              0
      Group Annuity Contracts:
         General contract with insurance company                       0               0            0            0              0
         Pooled separate accounts                                      0               0            0            0              0
      Participant notes receivable                                     0               0            0            0              0
                                                             -----------     -----------    ---------     --------     ----------
            Total investments                                    241,567       1,213,150      220,742       27,361      5,451,550
   Receivables:
      Employee contributions                                           0               0            0            0         25,809
      Employer contributions                                           0               0            0            0          5,656
                                                             -----------     -----------    ---------     --------     ----------
NET ASSETS AVAILABLE FOR BENEFITS                            $   241,567     $ 1,213,150    $ 220,742     $ 27,361     $5,483,015
                                                             ===========     ===========    =========     ========     ==========


                                                                NONPARTICIPANT-DIRECTED
                                                             -----------------------------
                                                               FIDELITY
                                                              RETIREMENT          NORRELL
                                                                MONEY              STOCK
                                                             MARKET FUND           FUND                TOTAL
                                                             ------------       ----------          -----------
ASSETS:
   Investments, at fair value (Note 1 and Schedule I):
      Common stock--Norrell Corporation                      $       0          $2,893,028          $ 8,344,578

      Investments in registered investment companies           300,226                   0            9,602,457
      Group Annuity Contracts:
         General contract with insurance company                     0                   0            8,729,632
         Pooled separate accounts                                    0                   0           20,993,717
      Participant notes receivable                                   0                   0               82,121
                                                             ---------          ----------          -----------
            Total investments                                  300,226           2,893,028           47,752,505
   Receivables:
      Employee contributions                                         0                   0              279,877
      Employer contributions                                    78,186                   0              113,454
                                                             ---------          ----------          -----------
NET ASSETS AVAILABLE FOR BENEFITS                            $ 378,412          $2,893,028          $48,145,836
                                                             =========          ==========          ===========













         The accompanying notes are an integral part of this statement.

                               NORRELL CORPORATION

                         401(K) RETIREMENT SAVINGS PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                DECEMBER 31, 1997


                                                                            PARTICIPANT-DIRECTED
                                                          ------------------------------------------------------------------------

                                                                                CHARTER             FIDELITY         FIDELITY
                                                           PARTICIPANT         GUARANTEED             ASSET       ADVISOR GROWTH
                                                              NOTES             LONG-TERM            MANAGER       OPPORTUNITY
                                                            RECEIVABLE            FUND                FUND            FUND
                                                           -----------         ----------          ----------     --------------
ASSETS:
   Investments, at fair value (Note 1 and Schedule I):
         Common stock--Norrell Corporation                 $        0          $        0          $        0      $        0
         Investments in registered investment
            companies                                               0                   0                   0               0
         Group Annuity Contracts:
            General contract with insurance company                 0           7,112,901                   0               0

            Pooled separate accounts                                0                   0           1,341,564       6,703,465
         Participant notes receivable                         122,587                   0                   0               0
                                                           ----------          ----------          ----------      ----------
                 Total investments                            122,587           7,112,901           1,341,564       6,703,465

   Receivables:
      Employee contributions                                        0                   0                   0               0
      Employer contributions                                        0                   0                   0               0
                                                           ----------          ----------          ----------      ----------
NET ASSETS AVAILABLE FOR BENEFITS                          $  122,587          $7,112,901          $1,341,564      $6,703,465
                                                           ==========          ==========          ==========      ==========



                                                                                      PARTICIPANT-DIRECTED
                                                                -----------------------------------------------------------------
                                                                AMERICAN               WARBURG         LAZARD
                                                                 CENTURY-              PINCUS          SMALL           VANGUARD
                                                               20TH CENTURY         INTERNATIONAL       CAP            INDEX 500
                                                                ULTRA FUND           EQUITY FUND        FUND             FUND
                                                               -----------          ------------      -------          ---------
ASSETS:
   Investments, at fair value (Note 1 and Schedule I):
         Common stock--Norrell Corporation                      $        0          $      0          $     0          $     0
         Investments in registered investment
            companies                                                    0                 0                0           90,137
         Group Annuity Contracts:
            General contract with insurance company                      0                 0                0                0

            Pooled separate accounts                             1,655,626           998,814           31,368                0
         Participant notes receivable                                    0                 0                0                0
                                                                ----------          --------          -------          -------
                 Total investments                               1,655,626           998,814           31,368           90,137

   Receivables:
      Employee contributions                                             0                 0                0                0
      Employer contributions                                             0                 0                0                0
                                                                ----------          --------          -------          -------
NET ASSETS AVAILABLE FOR BENEFITS                               $1,655,626          $998,814          $31,368          $90,137
                                                                ==========          ========          =======          =======



                                                                                    PARTICIPANT-DIRECTED
                                                            -------------------------------------------------------------------
                                                                PEGASUS         PEGASUS          PEGASUS            PEGASUS
                                                             STABLE ASSET     INTERMEDIATE       EQUITY           MID CAPITAL
                                                                INCOME            BOND           INDEX            OPPORTUNITY
                                                                 FUND             FUND            FUND                FUND
                                                            -------------     ------------      ---------         -----------
ASSETS:
Investments, at fair value (Note 1 and Schedule I):
         Common stock--Norrell Corporation                  $       0         $       0         $       0         $       0

         Investments in registered investment
            companies                                         231,996           166,154           582,000           648,260
         Group Annuity Contracts:
            General contract with insurance
               company                                              0                 0                 0                 0
            Pooled separate accounts                                0                 0                 0                 0
         Participant notes receivable                               0                 0                 0                 0
                                                            ---------         ---------         ---------         ---------
                 Total investments                            231,996           166,154           582,000           648,260
   Receivables:
      Employee contributions                                        0                 0                 0                 0
      Employer contributions                                        0                 0                 0                 0
                                                            ---------         ---------         ---------         ---------
NET ASSETS AVAILABLE FOR BENEFITS                           $ 231,996         $ 166,154         $ 582,000         $ 648,260
                                                            =========         =========         =========         =========




                                                                               PARTICIPANT-DIRECTED
                                                       --------------------------------------------------------------
                                                                          AMERICAN        AMERICAN         AMERICAN
                                                         CASH              CENTURY       CENTURY NEW        CENTURY
                                                       MANAGEMENT        GROWTH FUND        ECONOMY       INCOME FUND
                                                         FUND             OF AMERICA         FUND          OF AMERICA
                                                       ---------         -----------     ----------       ------------
ASSETS:
Investments, at fair value (Note 1 and Schedule I):
         Common stock--Norrell Corporation             $      0          $      0          $     0          $     0

         Investments in registered investment
            companies                                   312,442           920,470           50,895           25,637
         Group Annuity Contracts:
            General contract with insurance
               company                                        0                 0                0                0
            Pooled separate accounts                          0                 0                0                0
         Participant notes receivable                         0                 0                0                0
                                                       --------          --------          -------          -------
                 Total investments                      312,442           920,470           50,895           25,637
   Receivables:
      Employee contributions                              5,612            17,537              701              701
      Employer contributions                              9,171            27,018            1,494              753
                                                       --------          --------          -------          -------
NET ASSETS AVAILABLE FOR BENEFITS                      $327,225          $965,025          $53,090          $27,091
                                                       ========          ========          =======          =======

                                                                                      PARTICIPANT-DIRECTED
                                                              ------------------------------------------------------------------
                                                                AMERICAN        AMERICAN         AMERICAN           AMERICAN
                                                                 CENTURY         CENTURY         CENTURY            CENTURY
                                                                   NEW            SMALL          WASHINGTON         BOND FUND
                                                               PERSPECTIVE    CAPITAL WORLD      MUTUAL FUND        OF AMERICA
                                                               -----------    -------------      -----------        ----------
ASSETS:
   Investments, at fair value (Note 1 and Schedule I):
      Common stock--Norrell Corporation                       $        0         $      0        $          0        $        0
      Investments in registered investment companies             909,986           52,465           1,128,878           278,638
      Group Annuity Contracts:
         General contract with insurance company                       0                0                   0                 0
         Pooled separate accounts                                      0                0                   0                 0
      Participant notes receivable                                     0                0                   0                 0
                                                              ----------         --------        ------------        ----------
            Total investments                                    909,986           52,465           1,128,878           278,638
   Receivables:
      Employee contributions                                      17,537              701              21,746             5,612
      Employer contributions                                      26,710            1,540              33,135             8,179
                                                              ----------         --------        ------------        ----------
NET ASSETS AVAILABLE FOR BENEFITS                             $  954,233          $54,706        $  1,183,759        $  292,429
                                                              ==========         ========        ============        ==========


                                                                                    NONPARTICIPANT-
                                                                     NORRELL           DIRECTED
                                                                      STOCK            NORRELL
                                                                      FUND            STOCK FUND         TOTAL
                                                                    ----------      ---------------    ----------
ASSETS:
   Investments, at fair value (Note 1 and Schedule I):
      Common stock--Norrell Corporation                             $7,060,151        $4,012,565       $11,072,716
      Investments in registered investment companies                         0                 0         5,397,958
      Group Annuity Contracts:
         General contract with insurance company                             0                 0         7,112,901
         Pooled separate accounts                                            0                 0        10,730,837
      Participant notes receivable                                           0                 0           122,587
                                                                    ----------        ----------       -----------
            Total investments                                        7,060,151         4,012,565        34,436,999
   Receivables:
      Employee contributions                                                 0                 0            70,147
      Employer contributions                                                 0           282,143           390,143
                                                                    ----------        ----------       -----------
NET ASSETS AVAILABLE FOR BENEFITS                                   $7,060,151        $4,294,708       $34,897,289
                                                                    ==========        ==========       ===========






         The accompanying notes are an integral part of this statement.

                               NORRELL CORPORATION

                         401(K) RETIREMENT SAVINGS PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1998



                                                                                           PARTICIPANT-DIRECTED
                                                                  -------------------------------------------------------------
                                                                                   CHARTER        FIDELITY           FIDELITY
                                                                  PARTICIPANT     GUARANTEED       ASSET         ADVISOR GROWTH
                                                                     NOTES        LONG-TERM       MANAGER         OPPORTUNITY
                                                                  RECEIVABLE         FUND          FUND               FUND
                                                                  -----------    -----------    -----------     ---------------
PARTICIPANT CONTRIBUTIONS                                         $         0    $ 1,291,092    $   841,824     $   1,702,356

EMPLOYER CONTRIBUTIONS                                                      0        104,881        102,621          213,353

ROLL-OVER CONTRIBUTIONS                                                     0        152,950         91,396          291,415

NET INVESTMENT INCOME:
  Net appreciation (depreciation) in fair value of investments              0              0        285,270        1,902,372
  Interest and dividends                                                5,872        499,486              0                0
BENEFITS PAID TO PARTICIPANTS                                         (46,338)    (1,064,720)      (197,673)      (1,470,606)

INTERFUND TRANSFERS                                                         0        685,108         37,492        2,442,756
                                                                  -----------    -----------    -----------     ------------
NET (DECREASE) INCREASE IN NET ASSETS AVAILABLE
  FOR BENEFITS                                                        (40,466)     1,668,797      1,160,930        5,081,646

NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1997                  122,587      7,112,901      1,341,564        6,703,465

TRANSFERS IN FROM MERGED PLANS (NOTE 1)                                     0              0              0                0
                                                                  -----------    -----------    -----------     ------------
NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1998              $    82,121    $ 8,781,698    $ 2,502,494     $ 11,785,111
                                                                  ===========    ===========    ===========     ============

                                                                                 PARTICIPANT-DIRECTED
                                                               --------------------------------------------------------
                                                                 AMERICAN                      LAZARD
                                                                 CENTURY-        WARBURG       SMALL         VANGUARD
                                                               20TH CENTURY   INTERNATIONAL     CAP          INDEX 500
                                                                ULTRA FUND     EQUITY FUND      FUND            FUND
                                                               ------------   -------------  -----------    -----------
PARTICIPANT CONTRIBUTIONS                                      $ 1,255,504    $   465,306    $   555,747    $ 1,207,613

EMPLOYER CONTRIBUTIONS                                             150,246         61,351         59,288        116,290

ROLL-OVER CONTRIBUTIONS                                            372,542         29,210        127,236        231,200

NET INVESTMENT INCOME:
  Net appreciation (depreciation) in fair value of                 758,439        (55,411)       (61,796)       385,308
    investments
  Interest and dividends                                                 0              0              0         34,354

BENEFITS PAID TO PARTICIPANTS                                     (413,807)      (255,497)       (48,906)      (193,173)

INTERFUND TRANSFERS                                                166,316        872,045        137,383      1,400,690
                                                               -----------    -----------    -----------    -----------
NET (DECREASE) INCREASE IN NET ASSETS AVAILABLE
  FOR BENEFITS                                                   2,289,240      1,117,004        768,952      3,182,282

NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1997             1,655,626        998,814         31,368         90,137

TRANSFERS IN FROM MERGED PLANS (NOTE 1)                                  0              0              0              0
                                                               -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1998           $ 3,944,866    $ 2,115,818    $   800,320    $ 3,272,419
                                                               ===========    ===========    ===========    ===========



                                                                               PARTICIPANT-DIRECTED
                                                ----------------------------------------------------------------------------
                                                  PEGASUS         PEGASUS        PEGASUS        PEGASUS
                                                STABLE ASSET    INTERMEDIATE     EQUITY       MID CAPITAL          CASH
                                                  INCOME            BOND         INDEX        OPPORTUNITY      MANAGEMENT
                                                   FUND             FUND          FUND            FUND            FUND
                                                ------------    -----------    ----------     -----------      ----------
PARTICIPANT CONTRIBUTIONS                       $       0       $       0       $       0     $         0      $        0

EMPLOYER CONTRIBUTIONS                                  0               0               0               0               0

ROLL-OVER CONTRIBUTIONS                                 0               0               0               0               0

NET INVESTMENT INCOME:
   Net appreciation (depreciation) in fair
      value of investments                          8,543           7,500         155,123          96,384               0
   Interest and dividends                             398           5,986           4,106             709          10,435

BENEFITS PAID TO PARTICIPANTS                     (25,381)        (24,780)       (146,746)       (161,887)        (29,336)

INTERFUND TRANSFERS                              (215,556)       (154,860)       (594,483)       (583,466)       (308,324)
                                                ---------       ---------       ---------     -----------      ----------
NET (DECREASE) INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS                        (231,996)       (166,154)       (582,000)       (648,260)       (327,225)

NET ASSETS AVAILABLE FOR BENEFITS,
   DECEMBER 31, 1997                              231,996         166,154         582,000         648,260         327,225

TRANSFERS IN FROM MERGED PLANS (NOTE 1)                 0               0               0               0               0
                                                ---------       ---------       ---------     -----------      ----------
NET ASSETS AVAILABLE FOR BENEFITS,
   DECEMBER 31, 1998                            $       0       $       0       $       0     $         0      $        0
                                                =========       =========       =========     ===========      ==========

                                                                  PARTICIPANT-DIRECTED
                                               ---------------------------------------------------------
                                                 AMERICAN        AMERICAN      AMERICAN        AMERICAN
                                                 CENTURY        CENTURY NEW    CENTURY        CENTURY NEW
                                                GROWTH FUND       ECONOMY     INCOME FUND    PERSPECTIVE
                                                OF AMERICA          FUND       OF AMERICA        FUND
                                               ------------     -----------   ------------   -----------
PARTICIPANT CONTRIBUTIONS                       $       0       $      0       $      0      $         0

EMPLOYER CONTRIBUTIONS                                  0              0              0                0

ROLL-OVER CONTRIBUTIONS                                 0              0              0                0

NET INVESTMENT INCOME:
   Net appreciation (depreciation) in fair
      value of investments                         99,367         18,374          4,049          133,996
   Interest and dividends                               0              0              0                0

BENEFITS PAID TO PARTICIPANTS                     (86,777)        (7,793)        (1,775)         (55,908)

INTERFUND TRANSFERS                              (977,615)       (63,671)       (29,365)      (1,032,321)
                                                ---------       --------       --------      -----------
NET (DECREASE) INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS                        (965,025)       (53,090)       (27,091)        (954,233)

NET ASSETS AVAILABLE FOR BENEFITS,
   DECEMBER 31, 1997                              965,025         53,090         27,091          954,233

TRANSFERS IN FROM MERGED PLANS (NOTE 1)                 0              0              0                0
                                                ---------       --------       --------      -----------

NET ASSETS AVAILABLE FOR BENEFITS,
   DECEMBER 31, 1998                            $       0       $      0       $      0      $         0
                                                =========       ========       ========      ===========


                                                                                  PARTICIPANT-DIRECTED
                                              ------------------------------------------------------------------------------------
                                                AMERICAN       AMERICAN CENTURY       AMERICAN       FIDELITY          FIDELITY
                                                 CENTURY          WASHINGTON          CENTURY       RETIREMENT        INVESTMENT
                                               SMALL CAPITAL     MUTUAL WORLD        BOND FUND         MONEY            GRADE
                                                WORLD FUND          FUND            OF AMERICA       MARKET FUND       BOND FUND
                                              ------------     ---------------     -------------    ------------      ---------
PARTICIPANT CONTRIBUTIONS                     $          0     $             0     $           0    $           0     $        0


EMPLOYER CONTRIBUTIONS                                   0                   0                 0                0              0

ROLL-OVER CONTRIBUTIONS                                  0                   0                 0                0              0

NET INVESTMENT INCOME:
   Net appreciation (depreciation) in fair
      value of investments                           8,895              79,934                 0                0              0
   Interest and dividends                                0                   0               760                0              0

BENEFITS PAID TO PARTICIPANTS                       (2,167)            (46,790)          (24,818)               0              0

INTERFUND TRANSFERS                                (61,434)         (1,216,903)         (268,371)               0              0
                                              ------------     ---------------     -------------    -------------     ----------
NET (DECREASE) INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS                          (54,706)         (1,183,759)         (292,429)               0              0


NET ASSETS AVAILABLE FOR BENEFITS,
   DECEMBER 31, 1997                                54,706           1,183,759           292,429                0              0

TRANSFERS IN FROM MERGED PLANS (NOTE 1)                  0                   0                 0          726,337         96,142
                                              ------------     ---------------     -------------    -------------     ----------

NET ASSETS AVAILABLE FOR BENEFITS,
   DECEMBER 31, 1998                          $          0     $             0     $           0    $     726,337     $   96,142
                                              ============     ===============     =============    =============     ==========



                                                                         PARTICIPANT-DIRECTED
                                                  ---------------------------------------------------------------
                                                                                    FIDELITY
                                                    FIDELITY                         GROWTH
                                                  INTERMEDIATE      FIDELITY        AND INCOME         FIDELITY
                                                   BOND FUND          FUND             FUND           CONTRAFUND
                                                  ------------    -----------       ----------        ----------
PARTICIPANT CONTRIBUTIONS                         $      0        $        0        $        0        $        0

EMPLOYER CONTRIBUTIONS                                   0                 0                 0                 0

ROLL-OVER CONTRIBUTIONS                                  0                 0                 0                 0

NET INVESTMENT INCOME:
   Net appreciation (depreciation) in fair
      value of investments                               0                 0                 0                 0
   Interest and dividends                                0                 0                 0                 0

BENEFITS PAID TO PARTICIPANTS                            0                 0                 0                 0

INTERFUND TRANSFERS                                      0                 0                 0                 0
                                                  --------        ----------        ----------        ----------
NET (DECREASE) INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS                                0                 0                 0                 0


NET ASSETS AVAILABLE FOR BENEFITS,
   DECEMBER 31, 1997                                     0                 0                 0                 0

TRANSFERS IN FROM MERGED PLANS (NOTE 1)             74,413           799,717         1,296,965         1,151,939
                                                  --------        ----------        ----------        ----------
NET ASSETS AVAILABLE FOR BENEFITS,
   DECEMBER 31, 1998                              $ 74,413        $  799,717        $1,296,965        $1,151,939
                                                  ========        ==========        ==========        ==========

                                                                                   PARTICIPANT-DIRECTED
                                                        --------------------------------------------------------------------------
                                                                     VALLEY                      CARSON      CARSON
                                                        FIDELITY   TEMPORARY       CARSON      GROWTH AND     MONEY     NORRELL
                                                        BALANCED    SERVICES       GROWTH        INCOME      MARKET      STOCK
                                                          FUND        FUNDS         FUNDS         FUNDS       FUND       FUND
                                                        --------   ---------     ----------     ---------   --------  -----------
PARTICIPANT CONTRIBUTIONS                               $      0    $      0     $        0     $      0    $     0   $   842,009

EMPLOYER CONTRIBUTIONS                                         0           0              0            0          0       106,385

ROLL-OVER CONTRIBUTIONS                                        0           0              0            0          0       119,711

NET INVESTMENT INCOME:
   Net appreciation (depreciation) in fair value of
      investments                                              0           0              0            0          0    (1,821,273)
   Interest and dividends                                      0           0              0            0          0        57,559

BENEFITS PAID TO PARTICIPANTS                                  0           0              0            0          0      (646,106)

INTERFUND TRANSFERS                                            0           0              0            0          0      (235,421)
                                                        --------    --------     ----------     --------    -------    ----------
NET (DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR
   BENEFITS                                                    0           0              0            0          0    (1,577,136)
NET ASSETS AVAILABLE FOR BENEFITS,
   DECEMBER 31, 1997                                           0           0              0            0          0     7,060,151

TRANSFERS IN FROM MERGED PLANS (NOTE 1)                  258,201     241,567      1,213,150      220,742     27,361             0
                                                        --------    --------     ----------     --------    -------    ----------
NET ASSETS AVAILABLE FOR BENEFITS,
   DECEMBER 31, 1998                                    $258,201    $241,567     $1,213,150     $220,742    $27,361   $ 5,483,015
                                                        ========    ========     ==========     ========    =======    ==========

                                                                 NONPARTICIPANT-DIRECTED
                                                              -----------------------------
                                                               FIDELITY
                                                              RETIREMENT
                                                                 MONEY            NORRELL
                                                              MARKET FUND          STOCK               TOTAL
                                                              -----------       -----------         ------------
PARTICIPANT CONTRIBUTIONS                                     $        0        $         0         $  8,161,451

EMPLOYER CONTRIBUTIONS                                                 0                  0              914,415

ROLL-OVER CONTRIBUTIONS                                                0                  0            1,415,660

NET INVESTMENT INCOME:
   Net appreciation (depreciation) in fair value of
      investments                                                      0         (1,039,258)             965,816
   Interest and dividends                                              0             32,922              652,587

BENEFITS PAID TO PARTICIPANTS                                          0           (395,344)          (5,346,328)

INTERFUND TRANSFERS                                                    0                  0                    0
                                                               ----------        -----------         ------------
NET (DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR
   BENEFITS                                                            0         (1,401,680)           6,763,601

NET ASSETS AVAILABLE FOR BENEFITS,
   DECEMBER 31, 1997                                                   0          4,294,708           34,897,289

TRANSFERS IN FROM MERGED PLANS (NOTE 1)                          378,412                  0            6,484,946
                                                               ----------        -----------         ------------
NET ASSETS AVAILABLE FOR BENEFITS,
   DECEMBER 31, 1998                                          $  378,412        $ 2,893,028         $ 48,145,836
                                                              ==========        ===========         ============


         The accompanying notes are an integral part of this statement.

                               NORRELL CORPORATION

                         401(K) RETIREMENT SAVINGS PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1998 AND 1997



1.       DESCRIPTION OF THE PLAN

         The following brief description of the Norrell Corporation 401(k) Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

         The Plan is a defined contribution salary deferral and profit-sharing plan for the exclusive benefit of eligible employees of Norrell Corporation (the "Company"). An employee is eligible to participate on the next entry date following the date he/she completes 30 days of qualifying service and attains age 18. The entry date is the first day of each calendar month during the period in which the Plan remains in effect.

         Participants may contribute, via payroll deductions, up to 15% of their before-tax compensation, as defined, subject to certain provisions of the Internal Revenue Code ("IRC"), into any one of the seven existing investment options or a combination thereof in increments of 1%. The participant investment elections may be changed quarterly. For each $1 of annual compensation deferred up to the first 4% of annual compensation, the participant will receive a matching company contribution of $.50. All participant and employer matching contributions are 100% participant-directed. The Company may, at its discretion, make an annual contribution, all of which is invested in the Norrell Stock Fund.

         Under the terms of the Plan, participants are eligible for distribution of their accounts upon the earlier of death, retirement, disability, or termination of employment. Distributions of a participant's deferral account, as defined, may also be made for certain defined hardships.

         The Plan provides each participant with an individual account, which reflects the participant's interest in the fund resulting from contributions, interest, dividends, realized and unrealized gains, and other sources of income, less realized and unrealized losses, expenses, and other distributions which are attributable to the interest of each participant. Contributions attributable to a specific participant are recorded to his/her account. The Company's discretionary contributions are allocated annually based on the ratio of the participant's annual salary to the total annual salaries of all participants who are eligible to receive an allocation and are made only to the named stock fund. In 1998 and 1997, the Company contributed $0 and $282,143, respectively, to the Plan. Income or loss of the individual funds shall be allocated to each participant based on the ratio of each participant's average account balance to the average total account balances of all participants.

         Effective December 31, 1998, the Comtex 401(k) Savings Plan, the W.E. Carson Associates, Inc. 401(k) Plan, and the Valley Temporary Services, Inc. 401(k) Profit Sharing Plan were merged into the Plan. With this merger, 60 new funds (Fidelity Retirement Money Market Fund, Fidelity Investment Grade Bond Fund, Fidelity Intermediate Bond Fund, Fidelity Fund, Fidelity Growth and Income Fund, Fidelity Contrafund, Fidelity Balanced Fund, Fidelity 401(k) Match Account, Valley Temporary Services Funds (16), Carson Growth Funds (30), Carson Growth and Income Funds
         (5), and Carson Money Market Fund) were added to the Plan.

         In addition, the American Technical Resources, Inc. plan and Norrell Technical Services, Inc. plan were merged with the Plan effective December 31, 1997. During 1998, the existing funds in these plans (the Pegasus Stable Asset Income, the Pegasus Intermediate Bond, the Pegasus Equity Index, the Pegasus Mid Capital Opportunity, the Cash Management, the American Century Growth Fund of America, the American Century New Economy, the American Century Income Fund of America, the American Century New Perspective, the American Century Small Capital World, the American Century Washington Mutual, and the American Century Bond Fund of America Funds) were liquidated, and the participants' balances in those funds were allocated to existing funds in the Plan based on common levels of risk.

                  CHARTER GUARANTEED LONG-TERM FUND

                  This fund provides a fixed annual rate of return under unallocated insurance contracts issued by Connecticut General Life Insurance Company ("CIGNA"). The principal of all funds invested, along with credited interest, is guaranteed against loss by CIGNA. Interest rates are declared every six months in advance.

                  FIDELITY ASSET MANAGER FUND

                  This fund seeks high total return with reduced risk over the long term by allocating its assets among stocks, bonds, and short-term instruments both in the United States and internationally.

                  FIDELITY ADVISOR GROWTH OPPORTUNITY FUND

                  This fund is invested primarily in common stocks and securities convertible into common stocks that provide capital growth.

                  AMERICAN CENTURY-20TH CENTURY ULTRA FUND

                  This fund is normally invested in equity securities, primarily common stocks, of companies that have a record of at least three years of continuous operation.

                  WARBURG PINCUS INTERNATIONAL EQUITY FUND

                  This fund seeks long-term capital appreciation by investing in a broadly diversified portfolio of equity securities of financially strong non-U.S. issuers located in growing international economies.

                  LAZARD SMALL CAP FUND

                  This fund seeks to provide capital appreciation by investing in equities issued by U.S. small capitalization companies older than three years.

                  VANGUARD INDEX 500 FUND

                  This fund invests in 500 larger, well-known companies and seeks investment results that mirror the Standard & Poor's 500 index.

                  PEGASUS STABLE ASSET INCOME FUND

                  This fund provides a diversified portfolio of various types of investment contracts issued by insurance companies, banks, and other financial institutions.

                  PEGASUS INTERMEDIATE BOND FUND

                  This fund is for investors who seek monthly income but do not want to be subject to the principal fluctuation of longer-term fixed income securities.

                  PEGASUS EQUITY INDEX FUND

                  This fund invests in common stocks from among those included in the Standard & Poor's 500 index of common stocks.

                  PEGASUS MID CAPITAL OPPORTUNITY FUND

                  This fund seeks long-term capital appreciation by striving for results competitive with other funds in its peer group while maintaining a below-average risk profile.

                  AMERICAN CENTURY GROWTH FUND OF AMERICA

                  This fund seeks to provide long-term growth of capital through a diversified portfolio of common stock.

                  AMERICAN CENTURY NEW ECONOMY FUND

                  This fund seeks to provide long-term growth through investments in service and information industries in the United States and around the world.

                  AMERICAN CENTURY INCOME FUND OF AMERICA

                  This fund seeks to provide current income, with a secondary emphasis on growth of capital, by investing in a flexible mix of stocks, corporate and government bonds, convertible securities, and money market instruments.

                  AMERICAN CENTURY NEW PERSPECTIVE FUND

                  This fund seeks to provide long-term growth of capital through investments in stocks in the United States and around the world.

                  AMERICAN CENTURY SMALL CAPITAL WORLD FUND

                  This fund seeks to provide long-term growth of capital by investing in the stocks of smaller companies in the United States and around the world.

                  AMERICAN CENTURY WASHINGTON MUTUAL FUND

                  This fund seeks to provide current income and an opportunity for growth of principal consistent with sound common stock investing.

                  AMERICAN CENTURY BOND FUND OF AMERICA

                  This fund seeks to provide as high a level of current income as is prudent to preserve capital through bonds and other fixed-income investments.

                  FIDELITY RETIREMENT MONEY MARKET FUND

                  This fund seeks as high a level of current income as is consistent with the preservation of capital and liquidity.

                  FIDELITY INVESTMENT GRADE BOND FUND

                  This fund seeks to provide a high rate of income through investing in a broad range of fixed-income securities.

                  FIDELITY INTERMEDIATE BOND FUND

                  This fund seeks a high level of current income through investing in domestic and foreign investment-grade securities.

                  FIDELITY FUND

                  This fund seeks long-term capital growth and reasonable current income through investing in well-established companies.

                  FIDELITY GROWTH & INCOME FUND

                  This fund is invested primarily in common stocks and securities convertible into common stocks that provide capital growth. This fund seeks high total return through investing in companies that pay current dividends and offer potential growth in earnings.

                  FIDELITY CONTRAFUND

                  This fund seeks capital growth through investing in domestic and foreign equity securities of companies the fund manager believes to be undervalued.

                  FIDELITY BALANCED FUND

                  This fund seeks high total return with reduced risk over the long term by allocating its assets among stocks, bonds, and short-term instruments both in the United States and internationally.

                  VALLEY TEMPORARY SERVICES FUNDS

                  These funds consist of the following 16 funds that have several different investment objectives: money market, high-quality bond, diversified capital, balanced, index stock, capital growth stock, growth plus stock, international stock, emerging-growth stock, lifestyle conservative, lifestyle moderate, lifestyle balanced, lifestyle growth, lifestyle aggressive, three-year compensation, and five-year compensation.

                  CARSON GROWTH FUNDS

                  These funds consist of 30 individual funds that seek growth of capital through investment in a diversified portfolio of common stocks.

                  CARSON GROWTH AND INCOME FUNDS

                  These funds consist of five individual funds that seek current income and capital appreciation primarily through investments in equity and debt securities.

                  CARSON MONEY MARKET FUND

                  This fund invests in high-quality money market instruments.

                  NORRELL STOCK FUND

                  This fund invests solely in the Company's common stock. This fund seeks long-term appreciation based on increases in value of the Norrell Corporation stock.

         Participants are fully vested in any contributions they make and vest in company contributions after two years of qualifying service. Forfeitures on nonvested company contributions are offset against the company contribution.

         Although the Company intends for the Plan to be permanent, the Company may terminate it at any time. In the event of plan termination, participants become 100% vested in their balances.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The accompanying financial statements have been prepared using the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

         VALUATION OF INVESTMENTS

         The value for the Plan's investments in the registered investment companies is determined by the trustee based on the quoted market unit value for each fund, which, in turn, is based on the market value of the investments' underlying assets.

         Investment in company common stock as of December 31, 1998 and 1997 is stated at market value as determined by the trade price on the New York Stock Exchange.

         American Institute of Certified Public Accountants Statement of Position ("SOP") No. 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans," requires fair value reporting of investment contracts that are not fully benefit-responsive. The pooled separate account of the Plan was previously reported at contract value. The Plan has adopted this SOP effective January 1, 1996, and because the Plan's pooled separate account is not fully responsive, it is required to be reported at fair value. Fair value is determined based on discounted cash flows at a market interest rate for investments with similar characteristics.

         ADMINISTRATIVE EXPENSES

         The Company pays all administrative expenses of the Plan.

         RECLASSIFICATION OF PRIOR YEAR FINANCIAL STATEMENTS

         Certain prior year balances have been reclassified to conform with the current year presentation.


3.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 1998:

              Net assets available for benefits per the financial
                  statements                                                        $48,145,836
              Amounts allocated to withdrawing participants                                   0
                                                                                    -----------
              Net assets available for benefits per the Form 5500                   $48,145,836
                                                                                    ===========

         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 as of December 31, 1998:

              Benefits paid to participants per the financial statements                      $5,346,328
                  Add amounts allocated to withdrawing participants
                     at December 31, 1998                                                              0
                  Less amounts allocated to withdrawing participants at
                     December 31, 1997                                                           (58,486)
                                                                                              ----------
              Benefits paid to participants per the Form 5500                                 $5,287,842
                                                                                              ==========

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1998 but not yet paid as of that date.


4.       INVESTMENTS

         The fair market values of individual pooled separate accounts that represent 5% or more of the Plan's net assets as of December 31, 1998 and 1997 are as follows:

                                                                               1998              1997
                                                                           -----------        ----------

              CIGNA Pooled Separate Fidelity
                  Advisor Growth Opportunity Fund                          $11,726,247        $6,703,465
              CIGNA Pooled Separate 20th Century
                  Ultra Fund                                                 3,906,194         1,655,626
              CIGNA Pooled Separate Fidelity Asset
                  Manager Fund                                               2,502,494         1,341,564
                                                                           -----------        ----------
                                                                           $18,134,935        $9,700,655
                                                                           ===========        ==========


5.       TAX STATUS

         The Plan obtained its latest determination letter dated August 12, 1997 in which the Internal Revenue Service stated that the Plan, as amended and restated, was in compliance with the applicable requirements of the IRC; however, the Plan was amended effective December 31, 1998 and 1997. Management believes that the Plan is designed and was being operated in accordance with applicable provisions of the IRC as of December 31, 1998 and 1997.


6.       SUBSEQUENT EVENT

         On March 24, 1999, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Interim Services, Inc. ("Interim"). The Merger Agreement provides for the merger of the Company with and into a wholly owned subsidiary of Interim. Pursuant to the terms of the Merger Agreement, the shareholders of the Company will receive 0.9 share of Interim common stock for each Norrell Corporation common share. Therefore, all Norrell Corporation common stock held in the Plan will become Interim common stock. The transaction is expected to close in July 1999.

                                                                      SCHEDULE I
                                                                     Page 1 of 2



                               NORRELL CORPORATION

                         401(K) RETIREMENT SAVINGS PLAN


            ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1998



IDENTITY OF ISSUER, BORROWER, LESSOR, OR SIMILAR PARTY               DESCRIPTION OF INVESTMENT                  UNITS
------------------------------------------------------   ---------------------------------------------------  ---------
*   PARTICIPANT NOTES RECEIVABLE                         Notes receivable, interest rate of 9.5%                  N/A

*   CONNECTICUT GENERAL LIFE INSURANCE COMPANY           Charter Guaranteed Long-Term Fund, interest rate of  8,729,632
                                                            5.6%
                                                         CIGNA Pooled Separate Fidelity Asset Manager Fund       93,126
                                                         CIGNA Pooled Separate Fidelity Advisor Growth          153,079
                                                            Opportunity Fund
                                                         CIGNA Pooled Separate American Century-20th Century     73,489
                                                            Ultra Fund
                                                         CIGNA Pooled Separate Warburg Pincus International      90,870
                                                            Equity Fund
                                                         CIGNA Pooled Separate Lazard Small Cap Fund             38,714

*   NATIONAL FINANCIAL SERVICES                          Vanguard Index 500 Fund                                 27,684


                                                                          CURRENT
IDENTITY OF ISSUER, BORROWER, LESSOR, OR SIMILAR PARTY        COST         VALUE
------------------------------------------------------     ------------ ------------
*   PARTICIPANT NOTES RECEIVABLE                           $     82,121 $     82,121

*   CONNECTICUT GENERAL LIFE INSURANCE COMPANY                8,729,632    8,729,632

                                                              1,996,445    2,473,182
                                                              7,899,561   11,726,247

                                                              2,901,339    3,906,194

                                                              2,162,446    2,100,673

                                                                817,166      787,421

*   NATIONAL FINANCIAL SERVICES                               2,723,150    3,235,526

                                                                      SCHEDULE I
                                                                     Page 2 of 2

IDENTITY OF ISSUER, BORROWER, LESSOR, OR SIMILAR PARTY               DESCRIPTION OF INVESTMENT                   UNITS
------------------------------------------------------   ---------------------------------------------------   ---------
 *   FIDELITY INVESTMENT SERVICES COMPANY                 Fidelity Retirement Money Market                     1,024,920
                                                          Fidelity Investment Grade Bond                          10,489
                                                          Fidelity Intermediate Bond                               6,252
                                                          Fidelity Fund                                           18,759
                                                          Fidelity Growth and Income Fund                         23,402
                                                          Fidelity Contrafund                                     16,104
                                                          Fidelity Balanced Fund                                  15,313

 *   THE PUTNAM FUND GROUP                                Growth Funds                                            57,216
                                                          Growth and Income Funds                                 16,235
                                                          Money Market Fund                                       27,361

 *   MANUALIFE FINANCIAL                                  Valley Temporary Services Funds                          2,652

 *   NORRELL CORPORATION                                  Norrell common stock                                   562,793

                                                                         CURRENT
IDENTITY OF ISSUER, BORROWER, LESSOR, OR SIMILAR PARTY        COST        VALUE
------------------------------------------------------     ----------   ----------
 *   FIDELITY INVESTMENT SERVICES COMPANY                  $1,024,920   $1,024,920
                                                                   (a)      94,428
                                                                   (a)      72,710
                                                                   (a)     791,188
                                                                   (a)   1,285,610
                                                                   (a)   1,142,298
                                                                   (a)     252,957

 *   THE PUTNAM FUND GROUP                                  1,007,541    1,213,150
                                                              208,398      220,742
                                                               27,361       27,361

 *   MANUALIFE FINANCIAL                                           (a)     241,567

 *   NORRELL CORPORATION                                    7,635,097    8,344,578


                          *Denotes a party in interest.

         (a) In accordance with the Department of Labor Rules and Regulations for Reporting and Disclosure, the cost presented should be the historic cost of the assets. However, the investment company is unable to provide historical cost information on certain investments to the trustee due to the nature of its record-keeping systems and these amounts have been intentionally omitted.

          The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II



                               NORRELL CORPORATION

                         401(K) RETIREMENT SAVINGS PLAN


                ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS (A)

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                                 NUMBER OF     PURCHASE
            IDENTITY OF PARTY INVOLVED                        DESCRIPTION OF ASSET              TRANSACTIONS     PRICE
     ----------------------------------------------    ----------------------------------       ------------  ------------
*    CONNECTICUT GENERAL LIFE INSURANCE COMPANY        Charter Guaranteed Long-Term Fund:
                                                           Purchases                                 (b)      $  3,063,738
                                                           Sales                                     (b)                 0

                                                       CIGNA Pooled Separate Fidelity Advisor
                                                           Growth Opportunities Fund:
                                                              Purchases                             153          5,183,439
                                                              Sales                                 189                  0

                                                        CIGNA Pooled Separate American
                                                           Century-20th Century Ultra Fund:
                                                              Purchases                             169          1,987,079
                                                              Sales                                 162                  0

 *    NATIONAL FINANCIAL SERVICES                       Vanguard Index 500 Fund:
                                                           Purchases                                175          2,895,603
                                                           Sales                                    111                  0

                                                                        SALES
                                                       -------------------------------------
                                                         SELLING       COST OF       NET
            IDENTITY OF PARTY INVOLVED                    PRICE         ASSET        GAIN
     ----------------------------------------------    -----------   -----------  ----------
*    CONNECTICUT GENERAL LIFE INSURANCE COMPANY
                                                       $         0   $         0  $       0
                                                         1,894,137     1,894,137          0


                                                                 0             0          0
                                                         2,157,915     1,477,081    680,834



                                                                 0             0          0
                                                           597,635       493,341    104,294

 *    NATIONAL FINANCIAL SERVICES
                                                                 0             0          0
                                                           266,084       254,897     11,187





                          *Denotes a party in interest.

                  (a) Represents transactions or a series of transactions in securities in excess of 5% of the fair value of plan assets at the beginning of the year.

                  (b) In accordance with the Department of Labor Rules and Regulations for Reporting and Disclosure, the number of transactions should be presented as part of this schedule. However, the investment company is unable to provide this information on certain investments to the trustee due to the nature of its record-keeping systems and these amounts have been intentionally omitted.

          The accompanying notes are an integral part of this schedule.

                                  SIGNATURES



     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        NORRELL CORPORATION
                                          401 (K) RETIREMENT
                                          SAVINGS PLAN

                                        By:  NORRELL CORPORATION,
                                             as Plan Administrator



Date: July 15, 1999                     By: /s/ Michael L. Smith
                                           ----------------------------
                                                Michael L. Smith
                                                VP, Compensation and
                                                Benefits
                                                Norrell Corporation

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                    DESCRIPTION
-------                   -----------
  23                      Consent of Arthur Andersen LLP